CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 23 to Registration Statement No. 333-129005 on Form N-1A of our reports dated October 29, 2014, relating to the financial statements and financial highlights of Pioneer Global Equity Fund, one of the portfolios constituting Pioneer Series Trust V
(the "Trust"), appearing in the Annual Report on Form N-CSR of the Trust for the year ended August 31, 2014. We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, which are part of such Registration Statements.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 25, 2015